Exhibit 99.155

EXPERT’S CONSENT

The undersigned hereby consents to the use of his name in connection with the following reports and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Lake Shore Gold Corp. (the “Registrant”) being filed with the United States Securities and Exchange Commission:

1.	Final Short Form Prospectus of Registrant, filed October 27, 2010.
2.	Preliminary Short Form Prospectus of Registrant, filed October 20, 2010.
3.	Final Short Form Prospectus of Registrant, filed September 2, 2010.
4.	Preliminary Short Form Prospectus of Registrant, filed August 24, 2010.
5.	Annual Information Form of the Registrant for the fiscal year ended December 31, 2010, dated as of March 30, 2011, filed on March 30, 2011.
6.	Annual Information Form of the Registrant for the fiscal year ended December 31, 2009, dated as of March 10, 2010, filed on March 10, 2010.
7.	Updated NI 43-101 Technical Report on the Timmins Mine Property, Ontario, Canada dated October 1, 2009.

Dated: May 16, 2011.

/s/ Todd Fayram
TODD FAYRAM, MMSA 1300QP